April 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jeffrey Riedler, Assistant Director

Re:	Albany Molecular Research, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2015 File No. 001-35622

Dear Mr. Riedler:

This letter is being furnished on behalf of Albany Molecular Research, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 21, 2015 to William S. Marth, President and Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-35622) (the “Proxy Statement”) that was filed with the Commission on April 15, 2015. An amended Preliminary Proxy Statement (the “Amendment”) is being filed with the Commission on the date hereof.

For your convenience , we have enclosed three (3) copies of the Amendment, one of which copies has been marked to show the changes from the Proxy Statement.

For reference purposes, the text of the Staff’s comment, as set forth in the April 21, 2015 comment letter, has been reproduced herein in italicized text, followed by the Company’s response.

Proposal 5

Proposed Amendment to Restated Certificate of Incorporation to Increase the Authorized Shares of Common Stock, page 25

1.	We note your statement that there are currently no plans, arrangements, commitments or understandings with respect to the issuance of any shares of preferred stock. Please amend this proposal to either include a comparable statement relating to the additional shares of common stock that will result from adoption of this proposal or, if you have any plans, arrangements, etc. for those shares, describe them in your disclosure.

RESPONSE:

The Company advises the Staff that the Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure contained in Proposal 5 entitled “Proposed Amendment to Restated Certificate of Incorporation to Increase the Authorized Shares of Common Stock”.

Mr. Jeffrey Riedler

Securities and Exchange Commission

April 22, 2015

* * * *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

Mr. Jeffrey Riedler

Securities and Exchange Commission

April 22, 2015

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 518-512-2000 or by e-mail at lori.henderson@amriglobal.com, or John M. Mutkoski by phone at 617-570-1073 or by email at jmutkoski@goodwinprocter.com.

Sincerely,

/s/ Lori M. Henderson
Name: Lori M. Henderson
Title: Senior Vice President, General Counsel and Secretary

Enclosures: Amendment to Preliminary Proxy Statement on Schedule 14A (two clean copies and one marked copy)

cc:	William S. Marth, President and Chief Executive Officer
John M. Mutkoski, Esq., Goodwin Procter LLP